June 2, 2011
IM Ref. No. 2011481558
BAC Home Loans
Servicing, LP (formerly
Countrywide Home
Loans Servicing LP)

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

We would not recommend enforcement action to the United States Securities and Exchange Commission ("Commission") under Section 206(4) of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-3 thereunder if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act, pays to BAC Home Loans Servicing, LP ("HLS" or the "Settling Firm") or any of its associated persons, as defined in Section 202(a)(17) of the Advisers Act, a cash solicitation fee, directly or indirectly, for the solicitation of advisory clients in accordance with Rule 206(4)-3,[1] notwithstanding an injunctive order issued by the United States District Court for the Central District of California (the "Judgment") that otherwise would preclude such an investment adviser from paying such a fee, directly or indirectly, to the Settling Firm.[2]

Our position is based on the facts and representations in your letter dated June 1, 2011, particularly the representations of the Settling Firm that:

(1) it will conduct any cash solicitation arrangement entered into with any investment adviser registered or required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3, except for the investment adviser's payment of cash solicitation fees, directly or indirectly, to the Settling Firm, which is subject to the Judgment;

(2) the Judgment does not bar or suspend the Settling Firm or any person currently associated with the Settling Firm from acting in any capacity under the federal securities laws;[3]

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1 Rule 206(4)-3 prohibits any investment adviser that is required to be registered under the Advisers Act from paying a cash fee, directly or indirectly, to any solicitor with respect to solicitation activities if, among other things, the solicitor is subject to an order, judgment or decree that is described in Section 203(e)(4) of the Advisers Act.

2 *United States of America v. BAC Home Loans Servicing, LP f/k/a/ Countrywide Home Loans Servicing LP and Any Successors in Interest*, CV11-04534 (C.D. Cal. May 31, 2011).

3 Section 9(a)(2) of the Investment Company Act of 1940 (the "Investment Company Act") provides, in pertinent part, that a person may not serve or act as, among other



(3) it will comply with the terms of the Judgment, including, but not limited to, the payment of compensation to Servicemembers Civil Relief Act eligible servicemembers; and

(4) for ten years from the date of the entry of the Judgment, the Settling Firm or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Judgment in a written document that is delivered to each person whom the Settling Firm solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

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things, an investment adviser or depositor of any investment company registered under the Investment Company Act or a principal underwriter for any registered open-end investment company or registered unit investment trust if, among other things, that person, by reason of any misconduct, is permanently or temporarily enjoined from acting, among other things, as an underwriter, broker, dealer or investment adviser, or from engaging in or continuing any conduct or practice in connection with any such activity, or in connection with the purchase or sale of any security. Section 9(a)(3) extends the prohibition to any company any affiliated person of which is disqualified pursuant to Section 9(a)(2).

The entry of the Judgment, absent the issuance of an order by the Commission pursuant to Section 9(c) of the Investment Company Act that exempts the Settling Firm from the provisions of Section 9(a) of the Investment Company Act, would effectively prohibit the Settling Firm and companies of which it is an affiliated person from acting in any of the capacities set forth in Section 9(a) of the Investment Company Act. You state that, pursuant to Section 9(c) of the Investment Company Act, the certain affiliated persons, on behalf of themselves and future affiliated persons, submitted an application to the Commission requesting (i) an order of temporary exemption from Section 9(a) of the Investment Company Act and (ii) a permanent order exempting such persons from the provisions of Section 9(a) of the Investment Company Act.

On June 1, 2011, the Division, acting under delegated authority, issued an order granting the Settling Firm and certain affiliated persons a temporary exemption from Section 9(a) of the Investment Company Act pursuant to Section 9(c) of the Investment Company Act, with respect to the Judgment, until the date the Commission takes final action on the application for a permanent order or, if earlier, July 29, 2011. *In re BAC Home Loans Servicing, LP*, SEC Rel. No. IC-29688 (June 1, 2011). Therefore, such persons are not currently barred or suspended from acting in any capacity specified in Section 9(a) of the Investment Company Act as a result of the Judgment.

This position applies only to the Judgment and not to any other basis for disqualification under Rule 206(4)-3 that may exist or arise with respect to the Settling Firm.

Steve N. Packs /LCR

Stephen N. Packs
Senior Counsel

WILMERHALE

Investment Advisers Act of 1940
<u>Section 206(4) and Rule 206(4)-3</u>

Gail S. Ennis

+1 202 663 6014(t)
+1 202 663 6363(f)
gail.ennis@wilmerhale.com

June 1, 2011

BY E-MAIL AND U.S. MAIL

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: *United States of America v. BAC Home Loans Servicing, LP, f/k/a Countrywide Home Loans Servicing, LP; and any Successors in Interest, Case No. 2:11-cv-04534-PA (C.D. Cal. May 31, 2011)*

Dear Mr. Scheidt:

This letter is submitted on behalf of our client BAC Home Loans Servicing, LP, formerly known as Countrywide Home Loans Servicing, LP, and any successors in interest (collectively "HLS") a Texas limited partnership, in connection with a settlement agreement (the "Settlement") arising out of the above-captioned investigation by the United States Department of Justice (the "DOJ"). The complaint filed by the DOJ (the "Complaint") concerned HLS' foreclosure on the pre-service residential mortgages of individuals who were serving on active duty military service.

Although HLS is not an investment adviser, registered under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), nor does it currently engage in cash solicitation activities that are subject to Rule 206(4)-3 (the "Rule") under the Advisers Act, HLS may engage in such activities in the future. HLS seeks the assurance of the Staff of the Division of Investment Management ("Staff") that it would not recommend any enforcement action to the Commission under Section 206(4) of the Advisers Act, or the Rule, if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act, pays to HLS or any of its associated persons, as defined in Section 202(a)(17) of the Advisers Act, a cash solicitation fee, directly or indirectly, for the solicitation of advisory clients in accordance with Rule 206(4)-3, notwithstanding an injunctive order issued by the United States District Court for the Central District of California (the "Consent Order") [1] that otherwise would preclude such an investment adviser from paying such a fee, directly or indirectly, to HLS.

[1] *United States of America v. BAC Home Loans Servicing, LP, f/k/a Countrywide Home Loans Servicing, LP; and any Successors in Interest, Case No. 2:11-cv-04534-PA (C.D. Cal. May 31, 2011)*

While the Consent Order does not operate to prohibit or suspend HLS from acting as, or being associated with, an investment adviser and does not relate to solicitation activities on behalf of any investment adviser, the Consent Order may affect the ability of HLS to receive such payments.[2] The Staff has granted no-action relief under the Rule in similar circumstances.

BACKGROUND

The DOJ engaged in settlement discussions with HLS in connection with an investigation into the foreclosure of certain mortgages in violation of the Servicemembers Civil Relief Act ("SCRA"). On May 26, 2011, the DOJ filed a complaint ("Complaint") against HLS in the United States District Court for the Central District of California ("District Court") in a civil action captioned United States of America v. BAC Home Loans Servicing LP f/k/a Countrywide Home Loans Servicing, LP; and Any Successors in Interest. The Complaint alleged that, between 2006 and 2009, HLS foreclosed on certain mortgages and such foreclosure proceedings did not comply with the SCRA. Additionally, the Complaint alleged that HLS, from 2006 through May 31, 2009, did not consistently determine the active duty status of mortgagors prior to foreclosure.

HLS executed the Consent Order in which HLS denied any wrongdoing as alleged by the United States or otherwise. On May 31, 2011, the District Court executed the Consent Order that, among other things, imposed upon HLS an injunction against violating Section 533(c) of the SCRA ("Injunction"). Additionally, the Consent Order requires HLS to develop and

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2 Under Section 9(a) of the Investment Company Act of 1940 ("Investment Company Act"), HLS and its affiliated persons are, as a result of the Consent Order, prohibited from serving or acting as, among other things, an investment adviser or depositor of any registered investment company or as principal underwriter for any registered open-end investment company or registered unit investment trust. As of the date of this letter, HLS does not serve in any of the listed capacities with respect to registered investment companies, but several affiliates do. Affiliated persons of HLS who act in the capacities set forth in Section 9(a) of the Investment Company Act filed an application under Section 9(c) of the Investment Company Act requesting the Commission to issue both temporary and permanent orders exempting them, and HLS's future affiliated persons, should any of them serve or act in any of the capacities set forth in Section 9(a), from the restrictions of Section 9(a). The applicants believe that they meet the standards for exemptive relieve under Section 9(c). On June 1, 2011, the Staff, acting under delegated authority, issued an order granting HLS and certain affiliated persons a temporary exemption from Section 9(a) of the Investment Company Act pursuant to Section 9(c) of the Investment Company Act, with respect to the Consent Order, until the date the Commission takes final action on the application for a permanent order or, if earlier, July 29, 2011. In re BAC Home Loans Servicing, LP , SEC Rel. No. IC-29688 (June 1, 2011). Therefore, such persons are not currently barred or suspended from acting in any capacity specified in section 9(a) of the Investment Company Act as a result of the Consent Order.

implement SCRA Policies and Procedures in accord with the Injunction to ensure that it does not foreclose on the pre-service mortgages of SCRA protected[3] borrowers[4] without providing the protections conferred by the SCRA. The Consent Order also requires HLS to develop and implement a foreclosure monitoring program designed to ensure compliance with the Consent and the SCRA, receive approval of their SCRA Foreclosure Policies and Procedures and monitoring program by counsel for the United States, provide or ensure third-party vendors provide SCRA compliance training to management officials or employees who (a) provide customer service to servicemembers in connection with the servicing of servicemembers' mortgage loans, or (b) have significant involvement in any aspect of the mortgage foreclosure process. Also, the Consent Order requires HLS to commence a review of all nonjudicial foreclosures conducted from June 1, 2009 through December 31, 2010 and any nonjudicial foreclosures conducted from January 1, 2006 and May 31, 2009 for which HLS provides additional information to the United States to determine compliance with Section 533(c) of the SCRA. Also, the Consent Order requires HLS to contract with one or more qualified independent accounting firms to review a statistically valid sample of HLS' home mortgage files during January 1, 2008 through December 31, 2010, and prepare a written report that addresses, among other things, whether, during the period of military service and for the statutorily-required period thereafter, HLS limited the interest rate to a maximum of 6 percent per year. Lastly, the Consent Order requires HLS to compensate persons whom the parties to the Consent have determined to be victims of HLS' actions in violation of Section 533(c) of the SCRA between January 1, 2006 and May 31, 2009. The Consent is effective for four years from the date of execution, but may be extended upon motion of the District Court for good cause shown.

EFFECT OF RULE 206(4)-3

The Rule prohibits an investment adviser from paying a cash fee to any solicitor that has been temporarily or permanently enjoined by an order, judgment, or decree of a court of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security. Entry of the Consent Order could cause HLS to be disqualified under the Rule, and accordingly, absent no-action relief, HLS may be unable to receive cash payments, directly or indirectly, from advisers registered or required to be registered for the solicitation of advisory clients.

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[3] The term "SCRA protected" means an individual who has received orders to enter military service, is in military service, or is within nine months of the completion of military service at the time of the anticipated foreclosure sale.

[4] The term "borrowers" includes all individuals obligated under the note at the time of the foreclosure and who have a current or vested ownership interest in the property securing the mortgage.

DISCUSSION

In the release adopting the Rule, the Commission stated that it "would entertain, and be prepared to grant in appropriate circumstances, requests for permission to engage as a solicitor a person subject to a statutory bar."[5] We respectfully submit that the circumstances present in this case are precisely the sort that warrant a grant of no-action relief.

The Rule's proposing and adopting releases explain the Commission's purpose in including the disqualification provisions in the Rule. The purpose was to prevent an investment adviser from hiring as a solicitor a person whom the adviser was not permitted to hire as an employee, thus doing indirectly what the adviser could not do directly. In the proposing release, the Commission stated that:

> [b]ecause it would be inappropriate for an investment adviser to be permitted to employ indirectly, as a solicitor, someone whom it might not be able to hire as an employee, the Rule prohibits payment of a referral fee to someone who . . . has engaged in any of the conduct set forth in Section 203(e) of the [Advisers] Act . . . and therefore could be the subject of a Commission order barring or suspending the right of such person to be associated with an investment adviser.[6]

The Consent Order does not bar or suspend HLS or any person currently associated with it from acting in any capacity under the federal securities laws. HLS has not been sanctioned for activities relating to conduct as an investment adviser or relating to solicitation of advisory clients.[7] The Consent Order does not pertain to advisory activities. Accordingly, consistent with the DOJ's reasoning, there does not appear to be any reason to prohibit an adviser from paying HLS for engaging in solicitation activities under the Rule.

The Staff previously has granted numerous requests for no-action relief from the disqualification provisions of the Rule to individuals and entities found by the SEC to have violated a wide range of federal securities laws and rules thereunder or permanently enjoined by

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[5] *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 688 (July 12, 1979), 17 S.E.C. Docket (CCH) 1293, 1295, at note 10.

[6] *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 615 (Feb. 2, 1978), 14 S.E.C. Docket (CCH) 89, 91.

[7] HLS additionally notes that it has not been found to have violated, or found to have aided and abetted another person in violating, the cash solicitation rule.

courts of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security.[8]

UNDERTAKINGS

In connection with this request, HLS undertakes:

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8 *See, e.g.*, UBS Financial Services Inc., SEC No-Action Letter (pub. avail. May 9, 2011); Citigroup Inc., SEC No-Action Letter (pub. avail. Oct. 22, 2010); *General Electric Company*, SEC No-Action Letter (pub. avail. Aug. 2, 2010); *Goldman, Sachs & Co.*, SEC No-Action Letter (pub. avail. July 22, 2010); *General Electric Company*, SEC No-Action Letter (pub. avail. Aug. 12, 2009); *Prudential Financial, Inc.*, SEC No-Action Letter (pub. avail. Sept. 5, 2008); *Barclays Bank PLC*, SEC No-Action Letter (pub. avail. June 6, 2007); *Emanuel J. Friedman and EJF Capital LLC)*, SEC No-Action Letter (pub. avail. Jan. 16, 2007); *Ameriprise Financial Services Inc.*, SEC No-Action Letter (pub. avail. Apr . 5, 2006); *Millenium Partners, L.P., et al.*, SEC No-Action Letter (pub. avail. Mar. 9, 2006) (no-action request and relief encompassed natural persons); *American International Group, Inc.*, SEC No-Action Letter (pub. avail. Feb. 21, 2006); *CIBC Mellon Trust Company*, SEC No-Action Letter (pub. avail. Feb. 24, 2005); *Goldman, Sachs & Co.*, SEC No-Action Letter (pub. avail. Feb. 23, 2005); *Morgan Stanley & Co. Incorporated*, SEC No-Action Letter (pub. avail. Feb. 4, 2005); *American International Group, Inc.*, SEC No-Action Letter (pub. avail. Dec. 8, 2004); *James DeYoung*, SEC No-Action Letter (pub. avail. Oct. 24, 2003) (relief given to natural person); *Stephens Inc.*, SEC No-Action Letter (pub. avail. Dec. 27, 2001); *Prime Advisors, Inc.*, SEC No-Action Letter (pub. avail. Nov. 8, 2001); *Legg Mason Wood Walker, Inc.*, SEC No-Action Letter (pub. avail. June 11, 2001); *Dreyfus Corp.*, SEC No-Action Letter (pub. avail. March 9, 2001); *Prudential Securities Inc.*, SEC No-Action Letter (pub. avail. Feb. 7, 2001); *Tucker Anthony Inc.*, SEC No-Action Letter (pub. avail. Dec. 21, 2000); *J.B. Hanauer & Co.*, SEC No-Action Letter (pub. avail. Dec. 12, 2000); *Founders Asset Management LLC*, SEC No-Action Letter (pub. avail. Nov. 8, 2000); *Credit Suisse First Boston Corp.*, SEC No-Action Letter (pub. avail. Aug. 24, 2000); *Janney Montgomery Scott LLC*, SEC No-Action Letter (pub. avail. July 18, 2000); *Aeltus Investment Management, Inc.*, SEC No-Action Letter (pub. avail. July 17, 2000); *Paul Laude, CFP*, SEC No-Action Letter (pub. avail. June 22, 2000) (relief given to natural person); *William R. Hough & Co.*, SEC No-Action Letter (pub. avail. Apr. 13, 2000); *In the Matter of Certain Municipal Bond Refundings*, SEC No-Action Letter (pub. avail. Apr. 13, 2000); *In the Matter of Certain Market Making Activities on Nasdaq*, SEC No-Action Letter (pub. avail. Jan. 11, 1999); *Paine Webber, Inc.*, SEC No-Action Letter (pub. avail. Dec. 22, 1998); *NationsBanc Investments, Inc.*, SEC No-Action Letter (pub. avail. May 6, 1998); *Morgan Keegan & Co., Inc.*, SEC No-Action Letter (pub. avail. Jan. 9, 1998); *Merrill Lynch, Pierce, Fenner & Smith, Inc.*, SEC No-Action Letter (pub. avail. Aug. 7, 1997); *Gruntal & Co.*, SEC No-Action Letter (pub. avail. July 17, 1996); *Salomon Brothers Inc.*, SEC No-Action Letter (pub. avail. Jan. 26, 1994); *BT Securities Corporation*, SEC No-Action Letter (pub. avail. Mar. 30, 1992); *Kidder Peabody & Co. Inc.*, SEC No-Action Letter (Oct. 11, 1990); *First City Capital Corp.*, SEC No-Action Letter (pub. avail. Feb. 9, 1990); *RNC Capital Management Co.*, SEC No-Action Letter (pub. avail. Feb. 7, 1989); and *Stein Roe & Farnham, Inc.*, SEC No-Action Letter (pub. avail. Aug. 25, 1988).

1. to conduct any cash solicitation arrangement entered into with any investment adviser registered or required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3, except for the investment adviser's payment of cash solicitation fees, directly or indirectly, to HLS, which is subject to the Consent Order;

2. the Consent Order does not bar or suspend HLS or any person currently associated with it from acting in any capacity under the federal securities laws;

3. to comply with the terms of the Consent Order, including, but not limited to, implementing policies and procedures to ensure that the pre-service mortgages of servicemembers are not foreclosed in violation of Section 533 of the SCRA, and compensating servicemembers whose pre-service mortgages were foreclosed in violation of Section 533(c) between January 1, 2006 and December 31, 2010; and

4. that, for ten years from the date of the entry of the Consent Order, HLS or any investment adviser with whom it has a solicitation arrangement subject to Rule 206(4)-3, will disclose the Consent Order in a written document that is delivered to each person whom HLS solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within five (5) business days after entering into the contract.

CONCLUSION

We respectfully request the Staff advise us that it will not recommend enforcement action to the Commission if an investment adviser that is registered or is required to be registered with the Commission pays HLS, directly or indirectly, a cash payment for the solicitation of advisory clients, notwithstanding the Consent Order.

Please do not hesitate to call me at (202) 663-6014 regarding this request.

Very truly yours,



Gail S. Ennis